```
                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                            FORM 13F

                      FORM 13F Cover Page
```

Report for the Calendar Year or Quarter Ended September 30, 2010

Check here if Amendment: |_|; Amendment Number: ____

This Amendment (Check only one): |_| is a restatement
                                      |_| adds new holding entries.

Institutional Manager Filing this Report:

Name: TIG Advisors, LLC

Address: 520 Madison Avenue, 26th Floor
          New York, New York 10022

13F File Number: 28-11896

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Robert Rettie
Title: Chief Accounting Officer
Phone: (212) 396-8742

Signature, Place and Date of Signing:

```
/s/ Robert Rettie              New York, New York            November 12, 2010
-------------------            --------------------          --------------------
    [Signature]                    [City, State]                    [Date]
```


<PAGE>

```
Report Type: (Check only one):

[X]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
      are reported in this report).

[_]   13F NOTICE. (Check here if no holdings reported are in this report, and
      all holdings are reported by other reporting managers(s).)

[_]   13F COMBINATION REPORT. (Check here if a portion of the holdings for this
      reporting manager are reported in this report and a portion are reported
      by other reporting manager(s).)


List of Other Managers Reporting for this Manager: NONE

<PAGE>
```

```
                         Form 13F SUMMARY PAGE


  Report Summary:

  Number of Other Included Managers:          0

  Form 13F Information Table Entry Total:     147

  Form 13F Information Table Value Total:     $677,913
                                             (thousands)


  List of Other Included Managers:

  Provide a numbered list of the name(s) and Form 13F file number(s) of all
  institutional investment managers with respect to which this report is filed,
  other than the manager filing this report.


  Form 13F File Number        Name

  None


  <PAGE>
```

<TABLE>

FORM 13F INFORMATION TABLE

<CAPTION>

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5			COL 6	COL 7	COLUMN 8		
			VALUE	SHRS OR	SH/	PUT/	INVSMT	OTHR	VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	(X$1000)	PRN AMT	PRN	CALL	DSCRTN	MGRS	SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
A D C TELECOMMUNICATIONS	COM NEW	000886309	3,097	244,408	SH		SOLE	NONE	244,408		
ACTIVISION BLIZZARD INC	COM	00507V109	2,759	254,980	SH		SOLE	NONE	254,980		
AGNICO EAGLE MINES LTD	COM	008474108	426	6,000	SH		SOLE	NONE	6,000		
AGRIUM INC	COM	008916108	300	4,000	SH		SOLE	NONE	4,000		
AIR PRODS & CHEMS INC	COM	009158106	6,673	80,569	SH		SOLE	NONE	80,569		
AIR TRANSPORT SERVICES GRP I	COM	00922R105	1,302	213,800	SH		SOLE	NONE	213,800		
AIRGAS INC	COM	009363102	25,345	373,002	SH		SOLE	NONE	373,002		
AIRGAS INC	COM	009363102	680	10,000	SH	CALL	SOLE	NONE	10,000		
ALCON INC	COM SHS	H01301102	25,753	154,401	SH		SOLE	NONE	154,401		
ALLIANT TECHSYSTEMS INC	COM	018804104	302	4,000	SH		SOLE	NONE	4,000		
AMERICAN PHYSICIANS CAPITAL	COM	028884104	6,693	161,426	SH		SOLE	NONE	161,426		
AMERICREDIT CORP	COM	03060R101	862	35,249	SH		SOLE	NONE	35,249		
ANADIGICS INC	COM	032515108	3,745	615,000	SH		SOLE	NONE	615,000		
AON CORP	COM	037389103	4,080	104,319	SH		SOLE	NONE	104,319		
ARCSIGHT INC	COM	039666102	18,638	427,983	SH		SOLE	NONE	427,983		
ARVINMERITOR INC	COM	043353101	777	50,000	SH	CALL	SOLE	NONE	50,000		
ASA LIMITED	SHS	G3156P103	239	7,890	SH		SOLE	NONE	7,890		
ASSISTED LIVING CONCPT NEV N	CL A NEW	04544X300	2,422	79,581	SH		SOLE	NONE	79,581		
AVIS BUDGET GROUP	COM	053774105	7,612	653,367	SH		SOLE	NONE	653,367		
BANCO BILBAO VIZCAYA ARGENTA	SPONSORED ADR	05946K101	1,348	100,000	SH	PUT	SOLE	NONE	100,000		
BANK OF AMERICA CORPORATION	COM	060505104	1,310	100,000	SH	CALL	SOLE	NONE	100,000		
BARCLAYS BK PLC	IPATH S&P MT ETN	06740C519	512	5,909	SH		SOLE	NONE	5,909		
BARRICK GOLD CORP	COM	067901108	370	8,000	SH		SOLE	NONE	8,000		
BIOGEN IDEC INC	COM	09062X103	337	6,000	SH		SOLE	NONE	6,000		
BROADRIDGE FINL SOLUTIONS IN	COM	11133T103	3,671	160,528	SH		SOLE	NONE	160,528		
BURGER KING HLDGS INC	COM	121208201	11,174	467,918	SH		SOLE	NONE	467,918		
CABOT CORP	COM	127055101	521	16,000	SH		SOLE	NONE	16,000		
CALAVO GROWERS INC	COM	128246105	2,639	121,714	SH		SOLE	NONE	121,714		
CAMECO CORP	COM	13321L108	555	20,000	SH		SOLE	NONE	20,000		
CAPITAL GOLD CORP	COM NEW	14018Y205	10,520	2,178,100	SH		SOLE	NONE	2,178,100		
CAREFUSION CORP	COM	14170T101	2,756	110,940	SH		SOLE	NONE	110,940		
CARTER INC	COM	146229109	467	17,750	SH		SOLE	NONE	17,750		
CIBER INC	COM	17163B102	2,873	954,518	SH		SOLE	NONE	954,518		
CITIGROUP INC	COM	172967101	3,519	900,000	SH	CALL	SOLE	NONE	900,000		
COCA COLA ENTERPRISES INC	COM	191219104	25,144	811,099	SH		SOLE	NONE	811,099		
COEUR D ALENE MINES CORP IDA	COM NEW	192108504	398	20,000	SH		SOLE	NONE	20,000		
COGENT INC	COM	19239Y108	6,454	606,569	SH		SOLE	NONE	606,569		
CRESUD S A C I F Y A	SPONSORED ADR	226406106	561	34,954	SH		SOLE	NONE	34,954		
CROCS INC	COM	227046109	3,426	263,500	SH		SOLE	NONE	263,500		
CUTERA INC	COM	232109108	429	52,996	SH		SOLE	NONE	52,996		
CYTEC INDS INC	COM	232820100	451	8,000	SH		SOLE	NONE	8,000		
DANA HLDG CORP	COM	235825205	924	75,000	SH	CALL	SOLE	NONE	75,000		
DOLLAR THRIFTY AUTOMOTIVE GP	COM	256743105	251	5,000	SH	CALL	SOLE	NONE	5,000		
DRDGOLD LIMITED	SPON ADR NEW	26152H301	153	29,500	SH		SOLE	NONE	29,500		
DYCOM INDS INC	COM	267475101	4,997	500,200	SH		SOLE	NONE	500,200		
DYNEGY INC DEL	COM	26817G300	239	49,000	SH	PUT	SOLE	NONE	49,000		
E M C CORP MASS	COM	268648102	406	20,000	SH		SOLE	NONE	20,000		
E TRADE FINANCIAL CORP	COM NEW	269246401	2,958	203,000	SH	CALL	SOLE	NONE	203,000		
ELDORADO GOLD CORP NEW	COM	284902103	370	20,000	SH		SOLE	NONE	20,000		
ENTROPIC COMMUNICATIONS INC	COM	29384R105	4,128	430,000	SH		SOLE	NONE	430,000		
EXCEL MARITIME CARRIERS LTD	COM	V3267N107	562	100,000	SH	CALL	SOLE	NONE	100,000		
FIRST INDUSTRIAL REALTY TRUS	COM	32054K103	1,024	202,000	SH	CALL	SOLE	NONE	202,000		
FOOT LOCKER INC	COM	344849104	3,996	275,000	SH		SOLE	NONE	275,000		
GENERAL MOLY INC	COM	370373102	279	76,200	SH		SOLE	NONE	76,200		
GENZYME CORP	COM	372917104	24,211	342,015	SH		SOLE	NONE	342,015		
GLIMCHER RLTY TR	SH BEN INT	379302102	1,691	275,000	SH		SOLE	NONE	275,000		
GLOBE SPECIALTY METALS INC	COM	37954N206	1,105	78,730	SH		SOLE	NONE	78,730		
GOLDEN STAR RES LTD CDA	COM	38119T104	445	90,000	SH		SOLE	NONE	90,000		
HAWAIIAN HOLDINGS INC	COM	419879101	976	163,000	SH	CALL	SOLE	NONE	163,000		
HERTZ GLOBAL HOLDINGS INC	COM	42805T105	10,580	999,080	SH		SOLE	NONE	999,080		
HERTZ GLOBAL HOLDINGS INC	COM	42805T105	778	73,500	SH	CALL	SOLE	NONE	73,500		
HEWITT ASSOCS INC	COM	42822Q100	13,808	273,810	SH		SOLE	NONE	273,810		
HEXCEL CORP NEW	COM	428291108	356	20,000	SH		SOLE	NONE	20,000		
HILL ROM HLDGS INC	COM	431475102	359	10,000	SH		SOLE	NONE	10,000		
HOLOGIC INC	COM	436440101	928	57,980	SH		SOLE	NONE	57,980		
HYPERCOM CORP	COM	44913M105	1,139	175,200	SH		SOLE	NONE	175,200		
INDEPENDENCE HLDG CO NEW	COM NEW	453440307	978	139,310	SH		SOLE	NONE	139,310		
INDIA FD INC	COM	454089103	288	7,926	SH		SOLE	NONE	7,926		
INFOSYS TECHNOLOGIES LTD	SPONSORED ADR	456788108	404	6,000	SH		SOLE	NONE	6,000		
ISHARES INC	MSCI SINGAPORE	464286673	529	40,000	SH		SOLE	NONE	40,000		
ISHARES SILVER TRUST	ISHARES	46428Q109	852	40,000	SH		SOLE	NONE	40,000		
ISTAR FINL INC	COM	45031U101	1,224	400,000	SH	CALL	SOLE	NONE	400,000		
IVANHOE MINES LTD	COM	46579N103	3,773	160,615	SH		SOLE	NONE	160,615		
JOY GLOBAL INC	COM	481165108	316	4,500	SH		SOLE	NONE	4,500		
KKR FINANCIAL HLDGS LLC	COM	48248A306	3,951	450,000	SH		SOLE	NONE	450,000		
KKR FINANCIAL HLDGS LLC	COM	48248A306	1,756	200,000	SH	CALL	SOLE	NONE	200,000		
L-1 IDENTITY SOLUTIONS INC	COM	50212A106	9,655	823,118	SH		SOLE	NONE	823,118		
LAUDER ESTEE COS INC	CL A	518439104	11,634	184,000	SH	PUT	SOLE	NONE	184,000		
LEAR CORP	COM NEW	521865204	1,973	25,000	SH	CALL	SOLE	NONE	25,000		
LIBERTY ACQUISITION HLDGS CO	COM	53015Y107	54,977	5,342,770	SH		SOLE	NONE	5,342,770		
LIBERTY ACQUISITION HLDGS CO	*W EXP 12/12/201	53015Y115	2,016	1,236,908	SH		SOLE	NONE	1,236,908		
LINCOLN EDL SVCS CORP	COM	533535100	1,367	94,847	SH		SOLE	NONE	94,847		
LINDSAY CORP	COM	535555106	433	10,000	SH		SOLE	NONE	10,000		
LOGITECH INTL S A	SHS	H50430232	349	20,000	SH		SOLE	NONE	20,000		

ANSI Text Confidential

LULULEMON ATHLETICA INC	COM	550021109	7,294	163,100 SH		SOLE	NONE	163,100
MACQUARIE INFRASTR CO LLC	MEMBERSHIP INT	55608B105	3,575	230,642 SH		SOLE	NONE	230,642
MARKET VECTORS ETF TR	AFRICA ETF	57060U787	437	13,600 SH		SOLE	NONE	13,600
MARKET VECTORS ETF TR	COAL ETF	57060U837	277	7,400 SH		SOLE	NONE	7,400
MARKET VECTORS ETF TR	GOLD MINER ETF	57060U100	671	12,000 SH		SOLE	NONE	12,000
MARKET VECTORS ETF TR	INDONESIA ETF	57060U753	511	5,900 SH		SOLE	NONE	5,900
MARKET VECTORS ETF TR	JR GOLD MINERS E	57060U589	1,002	30,000 SH		SOLE	NONE	30,000
MARKET VECTORS ETF TR	VIETNAM ETF	57060U761	440	18,000 SH		SOLE	NONE	18,000
MATTEL INC	COM	577081102	3,718	158,470 SH		SOLE	NONE	158,470
MCAFEE INC	COM	579064106	24,916	527,217 SH		SOLE	NONE	527,217
MGM RESORTS INTERNATIONAL	COM	552953101	564	50,000 SH	PUT	SOLE	NONE	50,000
NBTY INC	COM	628782104	11,543	209,941 SH		SOLE	NONE	209,941
NCR CORP NEW	COM	62886E108	2,688	197,200 SH		SOLE	NONE	197,200
NETEZZA CORP	COM	64111N101	2,631	97,622 SH		SOLE	NONE	97,622
NEW GOLD INC CDA	COM	644535106	464	68,890 SH		SOLE	NONE	68,890
NEWMONT MINING CORP	COM	651639106	1,131	18,000 SH		SOLE	NONE	18,000
NORTH AMERN PALLADIUM LTD	COM	656912102	373	90,000 SH		SOLE	NONE	90,000
NORTHGATE MINERALS CORP	COM	666416102	353	116,400 SH		SOLE	NONE	116,400
NOVELL INC	COM	670006105	13,682	2,291,791 SH		SOLE	NONE	2,291,791
NOVELL INC	COM	670006105	299	50,000 SH	CALL	SOLE	NONE	50,000
NOVELL INC	COM	670006105	299	50,100 SH	PUT	SOLE	NONE	50,100
NU HORIZONS ELECTRS CORP	COM	669908105	4,814	692,726 SH		SOLE	NONE	692,726
NVIDIA CORP	COM	67066G104	234	20,000 SH		SOLE	NONE	20,000
PACTIV CORP	COM	695257105	22,346	677,553 SH		SOLE	NONE	677,553
PAN AMERICAN SILVER CORP	COM	697900108	296	10,000 SH		SOLE	NONE	10,000
POTASH CORP SASK INC	COM	73755L107	36,671	254,591 SH		SOLE	NONE	254,591
POWERSHARES DB CMDTY IDX TRA	UNIT BEN INT	73935S105	482	20,000 SH		SOLE	NONE	20,000
PRAXAIR INC	COM	74005P104	406	4,501 SH		SOLE	NONE	4,501
PRESTIGE BRANDS HLDGS INC	COM	74112D101	3,621	366,113 SH		SOLE	NONE	366,113
PROLOGIS	SH BEN INT	743410102	1,178	100,000 SH	CALL	SOLE	NONE	100,000
PROSHARES TR	PSHS ULTSH 20YRS	74347R297	6,250	200,000 SH	CALL	SOLE	NONE	200,000
PROSHARES TR	XIN CH25 NEW	74347X567	970	30,000 SH		SOLE	NONE	30,000
PROSHARES TR	ULSH MSCI EURP	74347X807	335	20,000 SH		SOLE	NONE	20,000
PSYCHIATRIC SOLUTIONS INC	COM	74439H108	19,677	586,493 SH		SOLE	NONE	586,493
QWEST COMMUNICATIONS INTL IN	COM	749121109	14,802	2,360,696 SH		SOLE	NONE	2,360,696
REDWOOD TR INC	COM	758075402	1,085	75,000 SH		SOLE	NONE	75,000
REIS INC	COM	75936P105	554	86,709 SH		SOLE	NONE	86,709
RES-CARE INC	COM	760943100	6,390	481,513 SH		SOLE	NONE	481,513
RIO TINTO PLC	SPONSORED ADR	767204100	5,063	86,200 SH		SOLE	NONE	86,200
SALLY BEAUTY HLDGS INC	COM	79546E104	1,035	92,402 SH		SOLE	NONE	92,402
SAPIENT CORP	COM	803062108	1,800	150,351 SH		SOLE	NONE	150,351
SEMICONDUCTOR HLDRS TR	DEP RCPT	816636203	554	20,000 SH		SOLE	NONE	20,000
SILICONWARE PRECISION INDS L	SPONSD ADR SPL	827084864	271	50,000 SH		SOLE	NONE	50,000
SILVER WHEATON CORP	COM	828336107	533	20,000 SH		SOLE	NONE	20,000
SINA CORP	ORD	G81477104	379	7,500 SH		SOLE	NONE	7,500
SMITH & WESSON HLDG CORP	COM	831756101	142	40,000 SH		SOLE	NONE	40,000
SOHU COM INC	COM	83408W103	576	10,000 SH		SOLE	NONE	10,000
SPDR DOW JONES INDL AVRG ETF	UT SER 1	78467X109	16,187	150,000 SH	PUT	SOLE	NONE	150,000
SPDR S&P 500 ETF TR	TR UNIT	78462F103	64,323	563,600 SH	PUT	SOLE	NONE	563,600
SPROTT PHYSICAL GOLD TRUST	UNIT	85207H104	1,031	90,000 SH		SOLE	NONE	90,000
STILLWATER MNG CO	COM	86074Q102	381	22,600 SH		SOLE	NONE	22,600
THAI FD INC	COM	882904105	387	28,000 SH		SOLE	NONE	28,000
TITANIUM METALS CORP	COM NEW	888339207	200	10,000 SH		SOLE	NONE	10,000
TOMKINS PLC	SPONSORED ADR	890030208	1,234	61,140 SH		SOLE	NONE	61,140
TRAVELZOO INC	COM	89421Q106	654	25,400 SH		SOLE	NONE	25,400
TRINA SOLAR LIMITED	SPON ADR	89628E104	5,317	176,180 SH		SOLE	NONE	176,180
TURKISH INVT FD INC	COM	900145103	445	25,000 SH		SOLE	NONE	25,000
WABASH NATL CORP	COM	929566107	3,123	386,063 SH		SOLE	NONE	386,063
WESTERN UN CO	COM	959802109	4,717	266,970 SH		SOLE	NONE	266,970
WIPRO LTD	SPON ADR 1 SH	97651M109	289	20,000 SH		SOLE	NONE	20,000
YAMANA GOLD INC	COM	98462Y100	456	40,000 SH		SOLE	NONE	40,000
YRC WORLDWIDE INC	COM	984249102	400	1,600,000 SH		SOLE	NONE	1,600,000
ZYMOGENETICS INC	COM	98985T109	7,159	734,258 SH		SOLE	NONE	734,258

</TABLE>